UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 1-15759

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Cleco Power LLC 401(k) Savings and Investment Plan Index December 31, 2012 and 2011

Note: Schedules other than the one listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 20, 2013

Cleco Power LLC 401(k) Savings and Investment Plan Statements of Net Assets Available for Benefits December 31, 2012 and 2011

	Participant Directed
	2012	2011
Investments, at fair value (see Note 2)	$268,095,281	$245,542,742
Notes receivable from participants (see Note 1)	4,401,507	4,554,116
Contributions receivable from employer	365,173	313,984
Net assets available for benefits	$272,861,961	$250,410,842

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits December 31, 2012

Participant
Directed

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 2)	$19,778,195
Interest and dividends	7,662,618
Net investment income	27,440,813

Interest income on notes receivable from participants	237,817

Contributions:
Employer’s	4,268,152
Participants’	8,844,536
Rollovers	244,205
Total contributions	13,356,893

Total additions	41,035,523

Deductions from net assets attributed to:
Benefits paid to participants	18,566,139
Administrative expenses	18,265
Total deductions	18,584,404

Net increase	22,451,119
Net assets available for plan benefits:
Beginning of year	250,410,842
End of year	$272,861,961

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

1.    Summary of Significant Accounting Policies and Description of Plan
Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”), which was adopted January 1, 1985, and amended and restated effective November 1, 2010, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with voluntary, long-term savings and investment opportunities. The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974. In accordance with the Plan, employer contributions can be in the form of Cleco Corporation stock or cash. Cash contributions are invested in proportion to the participant’s voluntary contribution investment choices. Cleco Corporation has the right to change the form of contribution at any time. Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock. Participation in the Plan is voluntary and active Cleco employees are eligible to participate. Although the Plan is voluntary, new employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4%. The automatic pre-tax contribution percentage can be increased or decreased, or participants may choose to opt out of the Plan. For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).
Plan Amendments
In January 2012, the Plan was amended. This amendment allows for automatic deferrals and automatic increases for participants who have not affirmatively chosen to defer a portion of their compensation. Employees are able to opt-out of automatic deferrals and increases and may change their contribution elections at any time.
Plan Administration and Administration Expenses
The administration of the Plan is the responsibility of a retirement committee (the “Committee”) comprised of employees of Cleco. The Committee is appointed by the Board of Directors of Cleco Corporation, the sole member of Cleco Power LLC (“Cleco Power”). Cleco Power is a wholly owned subsidiary of Cleco Corporation. Most of the administrative expenses incurred by the Plan are borne by Cleco; however, personalized on-line investment advisory fees and distribution expenses are paid by the participants of the Plan. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with J.P. Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.
Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $17,000 in 2012 and $16,500 in 2011. Participants who are at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) up to $5,500 in each of 2012 and 2011. The Trustee, in accordance with the participants’ directives, invests the employee and employer contributions in one or more of 21 publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock. Certain qualified 401(k) rollovers are permitted under the Plan.
Cleco Corporation’s matching contribution depends upon the hire date of the participant. Participants hired prior to August 1, 2007, are eligible to receive a basic match not to exceed 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation. Participants hired or rehired on or after August 1, 2007, are eligible to receive a basic match not to exceed 100% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation. Additionally, all employees hired or rehired on or after August 1, 2007, whether they chose to make a voluntary contribution or not, are eligible to receive a non-elective company contribution subject to certain vesting requirements. In December 2012 and 2011, management approved a 2% non-elective contribution for eligible employees. For 2012 and 2011, the non-elective contributions were paid to the Plan in March 2013 and April 2012, respectively.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan Document.
Vesting
Participants are fully vested in their voluntary contributions, eligible rollovers, earnings, and basic match at all times. Effective August 1, 2007, the non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
Forfeitures
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $29,046 and $12,210, respectively, and will be used to reduce future employer contributions. For 2012, employer contributions were reduced by $29,046 from forfeited nonvested accounts.
Withdrawals and Notes Receivable from Participants
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account. A participant is entitled to receive a whole number of shares of Cleco Corporation common stock. The amounts of any fractional shares are distributed in cash. Under Internal Revenue Service regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.
Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in The Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on these loans ranged from 5.25% to 10.25% in 2011 and 2012. Notes receivable from participants are measured at amortized cost (unpaid principal balance plus any accrued but unpaid interest). Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document. Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.
Diversification
Participants are allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service. Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.
Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

Common Collective Trusts
Common collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. For more information on common collective trusts, see Note 5 - "Fair Value Measurements."

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Priority Upon Termination of Plan
The Plan may be terminated at any time by the Cleco Board of Directors, the sole member of Cleco Power LLC, a wholly owned subsidiary of Cleco Corporation. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Recent Authoritative Guidance
The Plan adopted the recent authoritative guidance listed below on their respective effective dates.
In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on fair value measurements. This guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS (International Financial Reporting Standards). The adoption of this guidance is effective prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the financial condition or results of operations of the Plan.
In December 2011, FASB revised the disclosure requirements related to balance sheet offsetting. After the effective date, entities must disclose both the gross and net information about instruments and transactions eligible for offsetting on the balance sheet, including transactions under master netting agreements. The adoption of this revision is required for interim and annual periods beginning on or after January 1, 2013. The adoption of this revision will not have any effect on the financial condition or results of operations of the Plan since it relates to disclosures.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

2.	Investments
Information relative to investments as of December 31, 2012 and 2011, respectively, is as follows:

Description	2012	2011
Investments, at fair value:
Mutual Funds:
Royce Pennsylvania Small Cap Equity Fund	$148,892	$—
*JP Morgan Prime Money Market Fund	19,498,543	18,117,970
*Dodge & Cox Balanced Fund	23,632,486	21,372,574
*FMI Large Cap	25,955,094	23,865,651
*American Century Growth Fund	14,736,523	13,192,805
T. Rowe Price Income Fund	768,707	578,467
T. Rowe Price Mid Cap Growth Fund	9,139,471	8,194,846
T. Rowe Price Retirement 2005 Index Fund	82,477	86,357
T. Rowe Price Retirement 2010 Index Fund	819,438	871,839
T. Rowe Price Retirement 2015 Index Fund	2,291,985	2,256,743
T. Rowe Price Retirement 2020 Index Fund	4,100,363	3,477,659
T. Rowe Price Retirement 2025 Index Fund	2,436,136	2,017,091
T. Rowe Price Retirement 2030 Index Fund	2,210,551	1,875,002
T. Rowe Price Retirement 2035 Index Fund	1,895,064	1,356,138
T. Rowe Price Retirement 2040 Index Fund	2,096,144	1,611,974
T. Rowe Price Retirement 2045 Index Fund	2,064,115	1,467,017
T. Rowe Price Retirement 2050 Index Fund	996,395	662,862
T. Rowe Price Retirement 2055 Index Fund	578,497	414,090
Diamond Hill Capital Fund	209,406	240,895
Scout Core Plus Bond Fund	13,467,992	10,548,706
CRM Mid Cap Value Fund	5,559,652	5,028,711
Morgan Stanley International Equity Fund	9,357,370	7,957,588
Total mutual funds	142,045,301	125,194,985
State Street Global Advisors S&P 500 Fund - common collective trust	12,320,195	10,194,058
Schwab Personal Choice Retirement Account - participant directed brokerage	4,609,237	4,679,712
*Cleco Corporation Common Stock	109,120,548	105,473,987
Total investments, at fair value	$268,095,281	$245,542,742
___________________________
*Denotes investment exceeds 5% of the net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,778,195 for the year ended December 31, 2012, as follows:

Mutual funds	$12,787,484
Cleco Corporation common stock	5,365,113
Common collective trust	1,625,598
Net appreciation in fair value of investments	$19,778,195

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

3.	Concentration of Market Risk
The Plan holds investments in the plan sponsor’s common stock, as well as various mutual funds; accordingly, plan participants’ accounts that hold shares of the plan sponsor’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.
For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each fund’s investment holdings and significant concentrations of credit risk. The mutual fund prospectus and annual reports can be obtained by contacting J.P. Morgan Retirement Plan Services.

4.	Concentration of Investments
Included in investments at December 31, 2012 and 2011 are shares of the sponsor’s common stock amounting to $109,120,548 and $105,473,987, respectively. This investment represents 41 percent and 43 percent of total investments at December 31, 2012 and 2011, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

5.	Fair Value Measurements
FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.
The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access
Level 2 - Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for each class of assets of the Plan measured at fair value.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions may occur daily. Were

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Participant directed brokerage: Valued at the fair market value based upon indicative pricing from broker quotes.
Cleco Corporation common stock: Valued at the closing price reported on the New York Stock Exchange.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$19,498,543	$—	$—	$19,498,543
Target date funds	19,571,165	—	—	19,571,165
Balanced funds	23,632,486	—	—	23,632,486
Growth funds	50,040,494	—	—	50,040,494
Value funds	5,559,652	—	—	5,559,652
Fixed income funds	14,236,699	—	—	14,236,699
Small cap equity	148,892	—	—	148,892
International equity funds	9,357,370	—	—	9,357,370
Total mutual funds	$142,045,301	$—	$—	$142,045,301
Common collective trust	—	12,320,195	—	12,320,195
Participant directed brokerage:
Cash and cash equivalents	$1,396,340	$—	$—	1,396,340
Other mutual funds	1,869,561	—	—	1,869,561
Common stock	1,343,336	—	—	1,343,336
Total participant directed brokerage	$4,609,237	$—	$—	$4,609,237
Cleco Corporation common stock	109,120,548	—	—	109,120,548
Total assets at fair value	$255,775,086	$12,320,195	$—	$268,095,281

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$18,117,970	$—	$—	$18,117,970
Target date funds	16,096,772	—	—	16,096,772
Balanced funds	21,372,574	—	—	21,372,574
Growth funds	45,494,197	—	—	45,494,197
Value funds	5,028,711	—	—	5,028,711
Fixed income funds	11,127,173	—	—	11,127,173
International equity funds	7,957,588	—	—	7,957,588
Total mutual funds	$125,194,985	$—	$—	$125,194,985
Common collective trust	—	10,194,058	—	10,194,058
Participant directed brokerage:
Cash and cash equivalents	$1,535,745	$—	$—	$1,535,745
Other mutual funds	1,868,627	—	—	1,868,627
Common stock	1,275,340	—	—	1,275,340
Total participant directed brokerage	$4,679,712	$—	$—	$4,679,712
Cleco Corporation common stock	105,473,987	—	—	105,473,987
Total assets at fair value	$235,348,684	$10,194,058	$—	$245,542,742

The Plan had no Level 3 assets at December 31, 2012 or 2011. The Plan, as allowed by the authoritative accounting guidance, has a policy that transfers between levels are recognized at the end of a reporting period. During the years ended December 31, 2012 and 2011, the Plan did not experience any transfers between levels.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$12,320,195	n/a	Daily	1 day

December 31, 2011	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$10,194,058	n/a	Daily	1 day
6.    Related Party Transactions
Certain Plan investments are managed by affiliates of the Agent and Trustee. The Agent is the recordkeeper as defined by the Plan. Participants may elect to invest in shares of Cleco Corporation common stock. In 2012 and 2011, the Plan acquired 253,031 and 209,730 shares, respectively, of Cleco Corporation common stock with an approximate market value of $10,138,510 and $7,182,477, respectively. In 2012 and 2011, the Plan sold 224,218 and 252,028 shares, respectively, of Cleco Corporation common stock with an approximate market value of $9,047,456 and $8,705,786, respectively. In addition, during 2012 and 2011, 67,981 and 57,153 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $2,739,310 and $1,981,272, respectively.
Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan. During 2012 and 2011, no Cleco employee received compensation from the Plan.

7.	Tax Status
The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is generally exempt from federal income taxes under provision Section 501(a). The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code. Effective November 1, 2010, the Plan was amended and restated. The Plan requested but has not received a determination letter for the amended and restated Plan. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions and has concluded that as of December 31, 2012 and 2011 there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits for any plan years in progress.
Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2012 and 2011

8.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2012 EIN: 72-0244480 Plan Number: 003

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issuer, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	collateral, par, or maturity value	Cost	Value
*	JP Morgan Prime Money Market Fund	Mutual fund		19,498,543
	Scout Core Plus Bond Fund	Mutual fund		13,467,992
	Diamond Hill Capital Fund	Mutual fund		209,406
	Dodge & Cox Balanced Fund	Mutual fund		23,632,486
	T. Rowe Price Mid Cap Growth Fund	Mutual fund		9,139,471
	T. Rowe Price Income Fund	Mutual fund		768,707
	T. Rowe Retirement 2005 Index Fund	Mutual fund		82,477
	T. Rowe Retirement 2010 Index Fund	Mutual fund		819,438
	T. Rowe Retirement 2015 Index Fund	Mutual fund		2,291,985
	T. Rowe Retirement 2020 Index Fund	Mutual fund		4,100,363
	T. Rowe Retirement 2025 Index Fund	Mutual fund		2,436,136
	T. Rowe Retirement 2030 Index Fund	Mutual fund		2,210,551
	T. Rowe Retirement 2035 Index Fund	Mutual fund		1,895,064
	T. Rowe Retirement 2040 Index Fund	Mutual fund		2,096,144
	T. Rowe Retirement 2045 Index Fund	Mutual fund		2,064,115
	T. Rowe Retirement 2050 Index Fund	Mutual fund		996,395
	T. Rowe Retirement 2055 Index Fund	Mutual fund		578,497
	Royce Pennsylvania Small Cap Equity Fund	Mutual fund		148,892
	FMI Large Cap	Mutual fund		25,955,094
	American Century Growth Fund	Mutual fund		14,736,523
	CRM Mid Cap Value Fund	Mutual fund		5,559,652
	Morgan Stanley International Equity Fund	Mutual fund		9,357,370
	Total mutual funds			$142,045,301
	State Street Global Advisors S&P 500 Fund	Common collective trust		$12,320,195
	Schwab Personal Choice Retirement Account	Participant directed brokerage		$4,609,237
*	Cleco Corporation	Common stock		$109,120,548
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 5.25% to 10.25% and maturity dates ranging from 2013 to 2017	$—	$4,401,507
	Total Assets Held			$272,496,788
_______________________
*Denotes party-in-interest.

The accompanying notes are an integral part of the financial statements.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 20, 2013	By: /s/ Darren J. Olagues
(Darren J. Olagues, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23	Consent of McElroy, Quirk & Burch (APC)